SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated January 30, 2006 re. changes in Senior Management Team.

Paris, January 30th, 2006

France Telecom: Didier Lombard streamlines his Senior Management Team

•	Streamlined Group Management Committee established
•	Louis-Pierre Wenes to lead Group Transformation and French Operations
•	Gervais Pellissier takes responsibility for Group Finance

Didier Lombard, France Telecom’s Chairman and Chief Executive Officer, has streamlined the Group’s senior management organisation in order to ensure maximum focus on the Group’s transformation and operating performance, as roll-out of NExT strategic plan accelerates.

From today France Telecom’s Group Management Committee, led by Didier Lombard, will include:

- Sanjiv Ahuja - Olivier Barberot - Barbara Dalibard - Jean-Yves Larrouturou - Gervais Pellissier - Georges Penalver - Jean-Philippe Vanot - Louis-Pierre Wenes

Chief Executive Officer, Orange

Group Human Resources

Enterprise Communication Services

Group General Secretary

Group Finance

Group Strategic Marketing and Product Factory

Group Networks and Information Systems

Group Transformation and French Operations

This streamlined Group Management Committee will take direct responsibility for operating and financial management of all Group businesses, on a geographic basis.

Louis-Pierre Wenes, assisted by Nathalie Boulanger, will lead all the Group’s activities in France, with:

- Didier Quillot, Chairman and Chief Executive Officer of Orange France;

- Vincent Lobry, Home Communication Services in France; and

- Benoît Eymard, Sales and Services in France.

As already announced on January 11, 2006, when the Group reports its 2005 results on February 14, it will also communicate the detailed action plan developed to ensure achievement of its 2006 objectives through the accelerated roll-out of the NExT strategic plan.

Press contacts:

Tel: +33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@francetelecom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 30, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information